IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD CONFIRMS SIGNIFICANT GOLD DISCOVERY EXCEEDING INITIAL TARGETS AT SARAMACCA - STRATEGICALLY LOCATED NEAR ITS ROSEBEL GOLD MINE

TORONTO, September 5, 2017 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards incorporated by reference in National Instrument 43-101 (“NI 43-101”) for the Saramacca deposit located approximately 25 kilometres from its Rosebel operation in Suriname (see attached map).

The resource estimate comprises **14.4 million tonnes of indicated resources averaging 2.20 grams of gold per tonne for 1,022,000 ounces and 13.6 million tonnes of inferred resources averaging 1.18 grams of gold per tonne for 518,000 ounces.** Approximately 60% of the resources are contained within shallow, softer laterite and saprolite hosted mineralization. The Saramacca deposit **remains open along strike in both directions and at depth** and has significant potential for expansion.

IAMGOLD’s President and CEO, Steve Letwin, commented, “The NI 43-101 maiden resource estimate for Saramacca confirms the significance of this gold discovery, and adds to the substantial resource increase reported at Rosebel just over a month ago. With an estimate surpassing our expectations and a deposit that remains open, our transformative strategy to consolidate prospective land packages around Rosebel continues to add significant value for IAMGOLD shareholders.”

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, " The initial resource estimate reported for the Saramacca deposit today is the culmination of an outstanding effort by our exploration and support teams, who have worked tirelessly to advance the project since the commencement of exploration activities last September. These initial results not only exceed our expectations, but we are excited about the potential to further expand the current resources and to make additional discoveries on the property. I congratulate the exploration team for the well-executed and safely-completed exploration program leading to today’s announcement.”

The mineral resource for the Saramacca deposit incorporates assay results from 307 diamond and reverse circulation drill holes spaced at approximately 50 x 50 metres and totalling approximately 47,000 metres, including 217 holes totalling 37,700 metres completed by IAMGOLD. The estimate was prepared using a block model constrained with 3D wireframes of the principal mineralized domains. Values for gold were interpolated into blocks using ordinary kriging (OK). An open pit optimization algorithm was run on the block model to constrain the resource and to support the CIM requirement that Mineral Resources have ‘reasonable prospects for eventual economic extraction’. The resource estimate assumes a long-term gold price of US$1,500/ounce. Only mineralization contained within the preliminary pit shell has been included in the resource estimate. It is meaningful to note that the pit shell generated extends to the base of the defined resources in some of the higher grade zones of the deposit. The effective date of this resource estimate is August 28, 2017.

A supporting NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com no later than 45 days after the date of this release.

MINERAL RESOURCE STATEMENT - SARAMACCA GOLD PROJECT, SURINAME
August 28, 2017

Category	Weathering Zone	Cut-off Grade (g/t Au)	Tonnage (000s t)	Grade (g/t Au)	Contained Au (000s oz)
Indicated	Laterite	0.25	2,372	1.20	91
	Saprolite	0.25	5,573	2.43	436
	Transition	0.35	2,526	2.17	176
	Fresh	0.45	3,973	2.49	318
Total Indicated			**14,444**	**2.20**	**1,022**
Inferred	Laterite	0.25	4,455	0.69	98
	Saprolite	0.25	4,790	0.82	126
	Transition	0.35	1,349	1.97	86
	Fresh	0.45	3,039	2.13	208
Total Inferred			**13,632**	**1.18**	**518**

Notes:
1. Mineral resources are not mineral reserves and have not demonstrated economic viability.
2. CIM definitions were followed for classification of Mineral Resources.
3. Cut-off grades are 0.25 g/t Au for laterite and saprolite, 0.35 g/t Au for transition and 0.45 g/t Au for fresh rock.
4. Mineral Resources are reported using a gold price of US$1,500 per ounce.
5. Mineral Resources are constrained by a Whittle optimized pit shell.
6. All figures have been rounded to reflect the relative accuracy of the estimates. Discrepancies in sums occur due to rounding.

In support of the mineral resource estimate, preliminary metallurgical test work was completed by ALS Metallurgical Laboratories in Vancouver, British Columbia, Canada, on thirteen composite samples prepared from drill core obtained from the Saramacca drilling program. The results suggest that gold recoveries averaging approximately 97% in oxide, 76% in transition and 82% in fresh rock can be expected from a conventional gravity and leach/carbon in leach (CIL) circuit. Further testing is recommended to further optimize gold recoveries.

About the Saramacca Project

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine processing facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed basalt and andesite lithologies in the project area. These are traversed by the regional, northwest trending Saramacca shear zone, an important deformation zone for the localization of gold mineralization. Drilling has confirmed the presence of multiple mineralized structures within an approximately 2-kilometre long and 400-metre wide corridor. Mineralization occurs in the near surface oxidized weathering profile to depths ranging from 50 to 100 metres, as well as deeper in primary sulphide zones. In the deposit area, three mineralization styles are recognized from the drilling completed to date: breccia hosted mineralization characterized by jigsaw, crackle and matrix supported breccias; shear hosted mineralization characterized by well-developed pyritic disseminations and stringers; and irregular pyrite-quartz-carbonate veins which locally carry high gold grades.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel

(December 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories, within a certain Whittle shell within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013. The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

Next Steps

With the results of the initial resource estimate now in hand, a follow up drilling program is expected to commence this quarter with the objective to: 1) increase the confidence in the current resources and convert inferred resources to indicated; 2) target expansions to the existing resource along known mineralized trends and at depth, and 3) evaluate identified exploration targets for the presence of additional mineralized zones. A program of approximately 20,000 metres of diamond and reverse circulation drilling is planned for completion during the remainder of 2017.

In addition to the drilling program outlined above, the Rosebel mine team is working to advance the Saramacca deposit towards production. An Environmental and Social Impact Study (ESIA) is already underway as the fundamental element in the permitting process. Preliminary engineering work has been undertaken on mine design, and infrastructure elements such as ore transport options, access roads, and waste rock disposal. In addition to the exploration work planned for the next phase, field work will commence soon on geotechnical investigation and condemnation work. Additional, comprehensive metallurgical testing will also be undertaken to refine the recovery assumptions, to test the crushing and grinding characteristics of the ore, and to investigate the metallurgical variability across the ore deposit. Using the new block model as a basis, new mine designs and integrated scheduling with the main Rosebel resources will commence soon, and will continue to be advanced as additional geologic and engineering information becomes available. It is our intention to complete the permitting work and to generate a preliminary reserve estimate for Saramacca during the first half of 2018 and to work toward initial production in 2019.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources and mineral reserves, exploration results, life-of-mine estimates and potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as mineral resources and mineral reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Qualified Persons and Technical Information

The mineral resource estimate, including verification of the data disclosed, has been completed by SRK Consulting (Canada) Inc. ("SRK") and reported in accordance with NI 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Mr. Glen Cole, P.Geo., Principal Resource Geologist and Dr. Oy Leuangthong, P.Eng., Principal Geostatistician with SRK.

Both Mr. Cole and Dr. Leuangthong, who are independent qualified persons under NI 43-101, have reviewed and approved the contents of this release. The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

CONFERENCE CALL
A conference call will be held on Wednesday, September 6, 2017 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding the mineral resource estimate for Saramacca. A webcast of the conference call will also be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1658#.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

Rosebel Unincorporated Joint Venture (UJV) Area

